Encana’s four strategic assets deliver 257,000 BOE/d in August 2015

Company provides mid-third quarter update

Calgary, Alberta (September 9, 2015) TSX, NYSE: ECA Encana’s capital investment and operational activity in the first half of 2015 is delivering high-margin production growth from its four strategic assets. During July and August the company brought 72 new wells on production in the Permian, Eagle Ford, Duvernay and Montney. In August, these assets delivered total average production of 257,000 barrels of oil equivalent per day (BOE/d), up from an average 223,000 BOE/d in the second quarter 2015.

“Our strategic assets are delivering impressive high-margin production growth and are on track to meet our fourth quarter expectations,” said Doug Suttles, Encana President and CEO. “We remain focused on executing our highly disciplined capital program, strengthening our balance sheet and capturing sustainable efficiencies through innovation.”

Operational update on Encana’s four strategic assets

Permian August production up 26 percent from the second quarter 2015

•	production in August averaged 45,000 BOE/d, up from an average of 35,800 BOE/d in the second quarter
•	well performance continues to improve, with new wells performing in line with type curve expectations
•	during July and August, 44 net wells were brought on production, including 20 horizontal wells

Eagle Ford August production up 25 percent from the second quarter 2015

•	production in August averaged 57,100 BOE/d, up from an average of 45,800 BOE/d in the second quarter
•	the Patton Trust South Facility came on stream in July, increasing the processing capacity of the facility to over 25,000 BOE/d
•	during July and August, 17 net wells were brought on production

Duvernay August production up 62 percent from the second quarter 2015

•	production in August averaged 9,400 BOE/d, up from an average of 5,800 BOE/d in the second quarter
•	better well performance and the successful start-up of Phase 2 of the 15-31 plant reduced the impact of third-party transportation restrictions
•	during July and August, four net wells were brought on production

Montney August production up 7 percent from the second quarter 2015

•	production in August averaged 145,000 BOE/d, up from an average of 135,900 BOE/d in the second quarter
•	continuous improvement in well performance reduced the impact of third-party transportation restrictions
•	during July and August, seven net wells were brought on production

Encana continues to expect its Permian, Eagle Ford, Duvernay and Montney assets will achieve average production of 270,000 BOE/d during the fourth quarter.

Pro-active balance sheet management

In August, Encana announced it had reached an agreement to sell its Haynesville natural gas assets. When combined with net proceeds from previously announced asset sales in 2015, cash proceeds from divestitures in 2015 will total approximately $1.8 billion. The company will use the total cash consideration from its Haynesville disposition to further strengthen its balance sheet, bringing its debt reductions in 2015 to approximately $2 billion by year end.

Encana adds to its risk management program

At August 31, 2015, Encana has hedged approximately 38,000 barrels per day (bbls/d) of expected 2016 oil production at an average price of $62.83 per barrel (bbl). In addition, Encana has added protection on approximately 18,000 bbls/d of 2016 oil production hedged under three-way costless collar arrangements based on an average bought put WTI price of $55 per bbl and an average sold put WTI price of $47.24 per bbl. The collar position will allow Encana to participate in upward price movement to a level of $63.03 per bbl. Encana has also added protection on approximately 300 million cubic feet per day (MMcf/d) of expected 2016 natural gas production hedged under three-way costless collar arrangements based on an average bought put NYMEX price of $3.21 per thousand cubic feet (Mcf) and an average sold put NYMEX price of $2.72 per Mcf. The natural gas collar position will allow Encana to participate in upward price movement to a level of $3.43 per Mcf.

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Encana presenting today at Barclays CEO Energy/Power Conference

Encana’s President & CEO, Doug Suttles, will be presenting at Barclays CEO Energy/Power Conference today (Wednesday, September 9, 2015) at 1:45 p.m. ET (11:45 a.m. MT). The live and archived webcast may be viewed at https://cc.talkpoint.com/barc002/090815a_ae/?entity=72_OXGHSXW. Presentation slides will be available for download at the start of the webcast from Encana’s website www.encana.com, under Invest in Us/Presentations & Events.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING OIL AND GAS INFORMATION

The conversion of natural gas volumes to barrels of oil equivalent (“BOE”) is at a ratio of six thousand cubic feet to one barrel. A BOE is based on a generic energy equivalency conversion method primarily applicable at the burner tip and does not represent economic value equivalency at the well head. Readers are cautioned that BOEs may be misleading, particularly if used in isolation.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements or information (collectively, “forward-looking statements” or “FLS”) within the meaning of applicable securities legislation. FLS include, but are not limited to: expected average production during the fourth quarter; execution of our capital program; efficiencies achieved through innovation; expected proceeds from the Haynesville disposition, use of proceeds therefrom and timing of closing thereof; and anticipated outcomes of the risk management program.

Readers are cautioned against unduly relying on FLS which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or for results to differ materially from those expressed or implied. These assumptions include, but are not limited to: assumptions contained in Encana’s 2015 corporate guidance; the effectiveness of Encana’s resource play hub model to drive productivity and efficiencies; the ability to satisfy closing conditions, successful closing of, and the value of customary post-closing adjustments associated with the Haynesville disposition; and the enforceability of the risk management program.

Risks and uncertainties that may affect these business outcomes include, but are not limited to: ability to secure adequate product transportation and potential pipeline curtailments; timing and costs of well, facilities and pipeline construction; business interruption losses and/or unexpected technical difficulties; counterparty and credit risk associated with hedging contracts; risks inherent to closing the disposition; post-closing adjustments that may reduce expected proceeds to Encana; and other risks and uncertainties impacting Encana’s business, as described from time to time in its most recent MD&A, financial statements, Annual Information Form and Form 40-F, as filed on SEDAR and EDGAR.

Although Encana believes the expectations represented by such FLS are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. FLS in this document are made as of the date of this document and, except as required by law, Encana undertakes no obligation to update publicly or revise any FLS. The FLS contained in this document are expressly qualified by these cautionary statements.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contacts:

Brendan McCracken

Vice-President, Investor Relations

(403) 645-2978

Brendan.McCracken@encana.com

Brian Dutton

Director, Investor Relations

(403) 645-2285

Brian.Dutton@encana.com

Patti Posadowski

Sr. Advisor, Investor Relations

(403) 645-2252

Patti.Posadowski@encana.com

Media contacts: Jay Averill Director, Media Relations (403) 645-4747 Jay.Averill@encana.com Doug McIntyre Sr. Advisor, Media Relations (403) 645-6553 Doug.McIntyre@encana.com

SOURCE: Encana Corporation

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